Independent Auditor's Report

To Management
SOLIB SOLUTIONS, LLC

I have audited the accompanying statement of the financial position of SOLIB SOLUTIONS, LLC for the period of January 6th, 2022 to April 30th , 2022. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that my audits provide a reasonable basis for the opinion concluded. In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of SOLIB SOLUTIONS, LLC for period of January 6th, 2022 to April 30th, 2022 in conformity with accounting principles generally accepted in the United States of America.

Xiaoxia Larson
_____

Xiaoxia Larson, CPA

Durham, North Carolina
NC State Board of CPA Number: 33379

May 12, 2022


SOLIB SOLUTIONS, LLC.
BALANCE SHEET
FOR THE PERIOD OF JANUARY 6, 2022 – APRIL 30, 2022


Current Assets

Cash & Cash Equivalents	$12,774.00
A/R	
Total Current Assets	12,774.00
Building and Land	
Accu. Depreciation	
Net Assets -	
Land	
Total Assets	$12,774.00

Liabilities and Equity

Inter-co payables	$3,727.00
Total Liabilities	3,727.00

Equity

Partner's Capital	12,774.00
Retained Earnings	-3,727.00
Total Equity	9,047.00
Total Liabilities and Equity	$12,774.00

SOLIB SOLUTIONS, LLC.
STATEMENT OF INCOME STATEMENT
FOR THE PERIOD OF JANUARY 6, 2022 – APRIL 30, 2022

Revenue	0
Expenses:	
Consulting	$2,500
Others	1,227
Total Expenses	3,727
Net Income	- $3,727

SOLIB SOLUTIONS, LLC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF JANUARY 6, 2022 – APRIL 30, 2022

Cash Flow from Operating Activities

Net Income $(3,727)

Increase of liabilities $3,727

Cash Provided by/Used in Operating Activities 0

Cash Flow from Investing Activities

Cash Provided by/Used in Investing Activities 0

Cash Flow from Financing Activities

Investment by Owner $12,774

Cash Provided by Financing Activities $12,774   0

Net Increase in Cash 12,774

Beginning Cash Balance 0

Cash at 04/30/2022 $12,774


SOLIB SOLUTIONS, LLC.
STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
FOR THE PERIOD OF JANUARY 6, 2022 – APRIL 30, 2022


Stockholders' Equity Balance at 01/06/2022	$ 0
Shareholder (partner) Contribution	$ 12,774
Net Income/(loss) for the period	$ (3,727)
Stockholders' Equity balance at 4/30/2022	$ 9.047

Notes to the Statement of Financial Position
April 30th, 2022

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SOLIB SOLUTIONS, LLC ("the Company") was formed in North Carolina January 6th, 2022. The Company aims to revolutionize the battery industry. They are developing solid-state hybrid batteries and transferring their battery technology from lab research to pilot-scale production.

The solid-state hybrid batteries will achieve high energy density, fast charging, long cycle life, and low-temperature performance. They will lower the cost in terms of materials, batteries, and manufacturing lines. The safe, affordable, and high-performance hybrid batteries will bridge the gap between manufacturers, consumers, and the growing automotive, medical device and portable electronic markets. Their high performance battery technology increases power density so that device manufacturers can make more powerful devices, use larger screens or make devices work longer between charges.

The company is a - Multi-Member LLC. The company has 3 members.

Member #1: Yuan Wang, President, with ownership of 65% of the Company. For over 20 years, Yuan has been designing and managing projects on machinery, especially injection molds. He also has extensive experience in project management, team building, etc. Before co-founding SOLIB SOLUTIONS, LLC, Yuan was the Managing Director for the Mold Making Business. Yuan earned a B.S. in Mechanical Engineering in China and a Master of Applied Science from Concordia University in Montreal, Canada.

Member #2: Xiangwu Zhang, Chief Technology Officer, with ownership of 30% of the Company. Xiangwu Zhang is the Samuel S. Walker Distinguished Professor at North Carolina State University. Zhang's research interests focus on nanostructured and multifunctional polymer, composite, fiber, and textile materials with an emphasis on energy storage and conversion. His research encompasses both fundamental materials studies such as synthesis and physical characterization, as well as system design and fabrication. Zhang has published two books, twelve book chapters, and more than 250 peer-reviewed journal articles.

Member #3: Liang Chang, Chief Scientist, with ownership of 5% of the Company. Liang Chang is a Research Assistant Professor at North Carolina State University. Liang's research interests focus on designing, synthesizing, and characterizing 2D and 3D materials, such as graphene, transition metal oxides/sulfides, polymer, and emulsion, for i) energy storage and conversion, ii) water treatment, and iii) catalysis. Liang has published one book chapter and 23 peer-reviewed journal articles.

The Company will conduct a crowdfunding campaign under regulation CF("Crowdfunding") in 2022 to raise its operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The audited financial statement covers the activities since inception date Jan 6, 2022 through April 30th, 2022.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 6, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 30th, 2022, the date these financial statements were available to be issued.

NOTE 7 – GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which reflects the current financial position in the normal course of business.

The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.